Exhibit 99.2 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia: 2008 Record Profit of $44.4 Million
on 25% Revenue Growth
Highlights of Full-Year 2008 Unaudited Results
■	Consolidated revenues grew 25 percent to a record US$190.4 million.

■	GAAP consolidated income from operations increased 2 percent year-over-year to a record US$38.1 million.

■	Non-GAAP consolidated income from operations increased 17 percent year-over-year to US$44.8 million.[1]

■	GAAP consolidated net income grew 14 percent to a record US$44.4 million.

■	GAAP basic and fully-diluted earnings per share were US$0.82 and US$0.74, respectively.
Operational Highlights and Developments
■	Everest Bets sports betting launches on Everest gaming platform in December 2008, adding important product vertical and enriching platform offering.

■	Asian online games platform launches Holic in January 2009.

■	GigaMedia secures exclusive China rights for Luna Online — one of Asia’s most successful MMO games; plans China launch in summer 2009.

■	Everest Poker obtains a five-year remote gaming license from the European Union member Malta, supporting continued European growth.

[1]	Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the attachment entitled “Reconciliations of Non-GAAP Results of Operations.”

HONG KONG, March 31, 2009 — GigaMedia Limited (NASDAQ: GIGM) today reported full-year 2008 revenue of a record $190.4 million, up 25 percent, net income of a record $44.4 million, up 14 percent, and earnings per share of $0.82 basic and $0.74 fully diluted.
Fourth-quarter 2008 revenue was $44.6 million, net income was $9.1 million, and earnings per share was $0.17 basic and $0.15 fully diluted.
“In 2008 we delivered solid results despite the challenging macroeconomic environment, demonstrating the fundamental soundness of our business,” stated GigaMedia CEO Arthur Wang.
“In 2009, our Asian online games business will deliver very strong top and bottom line growth — driven by one of the best game pipelines in the region,” explained CEO Arthur Wang. “Poker and casino will face continued pressure from the tough European economy, but new marketing partnerships combined with the yields from our past investments and appropriate cost cutting will allow us to maintain our financial performance.”
“We are implementing an aggressive yet appropriate cost reduction and efficiency plan to protect profitability and shareholder value,” stated President Thomas Hui. “The fundamentals of online entertainment and our business remain strong and by taking action to responsibly manage our cost structure, we are positioned for accelerated growth as market conditions improve.”

Consolidated Financial Results
For the Fourth Quarter

GIGAMEDIA 4Q08 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all
figures in US$ thousands,
except per share amounts)	4Q08	4Q07	Change (%)	4Q08	3Q08	Change (%)
Revenues (A)	44,583	44,232	1	44,583	45,691	-2
Gross Profit(A)	36,001	36,653	-2	36,001	37,163	-3
Income from Operations (A)	7,912	9,423	-16	7,912	5,836	36
Income from Continuing Operations (A)	8,086	10,636	-24	8,086	3,991	103
Net Income	9,075	10,659	-15	9,075	12,036	-25
Net Income Per Share, Diluted	0.15	0.18	-13	0.15	0.20	-24
Non-GAAP Income from Operations(A)(B)	7,993	10,126	-21	7,993	10,723	-25
Non-GAAP Net Income (A) (B)	8,214	11,300	-27	8,214	10,713	-23
Non-GAAP Net Income Per Share, Diluted (A) (B)	0.14	0.19	-26	0.14	0.18	-23
EBITDA (C)	11,677	11,725	0	11,677	14,424	-19
Cash, Cash Equivalents and Marketable Securities—Current	99,372	79,917	24	99,372	103,741	-4

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income from operations, non-GAAP net income and non-GAAP net income per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain other non-cash items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the fourth quarter increased 1 percent to $44.6 million from $44.2 million in the same period of 2007, and decreased 2 percent from $45.7 million in the third quarter of 2008. Year-over-year results reflected continued organic growth in the company’s gaming software business, which offset decreased fourth-quarter contributions from the Asian online games business. The quarter-over-quarter revenue decline reflected a decrease of approximately $1.4 million in T2CN revenues during the fourth quarter, which more than offset revenue growth in the gaming software business.
Consolidated gross profit for the fourth quarter decreased 2 percent to $36.0 million from $36.7 million in 2007 and decreased 3 percent quarter-over-quarter from $37.2 million. Fourth-quarter consolidated gross profit margin decreased to 80.7 percent from 82.9 percent in the same year-ago period, and was comparable with 81.3 percent in the third quarter. The year-over-year decrease was primarily related to increased payment processing costs in the gaming software business.
Consolidated income from operations for the fourth quarter decreased 16 percent year-over-year to $7.9 million from $9.4 million in the fourth quarter of 2007 and increased 36 percent quarter-over-quarter from $5.8 million in the third quarter of 2008.
The year-over-year decrease in consolidated income from operations was largely due to a decline in the company’s consolidated operating margin to 17.7 percent in the fourth quarter from 21.3 percent a year ago. The year-over-year operating margin decrease reflected a margin decline in the gaming software business from amortization of expenses related to sponsorship of the World Series of Poker, and planned increases in general and administrative and product development and engineering expenses. This more than offset a sharp margin increase in the Asian online games business during the period, which reflected the beneficial impact of decreased sales and marketing and general and administrative expenses.
The quarter-over-quarter increase in consolidated income from operations was primarily the result of margin expansion in the Asian online games business, which more than offset the aforementioned margin decrease in the gaming software business. Quarterly sequential variation in the margin of the Asian online games business reflected the negative impact on third-quarter results of certain non-cash charges recorded during the period.
Non-GAAP consolidated income from operations was $8.0 million in the fourth quarter of 2008, down 21 percent year-over-year and down 25 percent quarter-over-quarter.

Consolidated non-operating income (loss) during the fourth quarter of 2008 was $669 thousand, up from non-operating income of approximately $302 thousand in the fourth quarter of 2007 and a loss of $2.8 million recorded in the previous quarter. GigaMedia’s fourth-quarter non-operating income included interest income, foreign exchange gains and government subsidies designed to support the online game industry.
Consolidated net income for the quarter decreased 15 percent to $9.1 million from $10.7 million in the fourth quarter of 2007, and decreased by 25 percent from the previous quarter. The year-over-year decrease reflected the aforementioned factors affecting income from operations in the period, and the net impact of higher minority interest income and the benefit of income from discontinued operations. The quarter-over-quarter variation reflected the aforementioned factors affecting income from operations in the period and the net impact of higher minority interest income and lower income from discontinued operations.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The company’s fourth-quarter non-GAAP financial measures exclude results from discontinued operations and non-cash share-based compensation expenses. Results from discontinued operations represented income of approximately $1.0 million in the fourth quarter of 2008. Fourth-quarter non-cash share-based compensation charges were $129 thousand, down from $856 thousand in the third quarter. Reconciliations of non-GAAP measures to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” and “About the Numbers in This Release — Non-GAAP figures,” for more details.)
Non-GAAP consolidated operating income was $8.0 million in the fourth quarter of 2008, down 21 percent year-over-year and down 25 percent quarter-over-quarter. Non-GAAP consolidated net income in the fourth quarter was $8.2 million, representing a decrease of 27 percent over the same period last year and a 23 percent decrease from the third quarter of 2008. Non-GAAP basic earnings per share was $0.15, a 28 percent decrease from 2007 and a decrease of 24 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share was $0.14, a 26 percent decrease from the same period last year and down 23 percent compared with the third quarter.
Consolidated EBITDA for the fourth quarter of 2008 was $11.7 million, which was comparable with the same period last year and represented a decrease of 19 percent from the third quarter of 2008. Operating cash flow for the fourth quarter of 2008 was $14.2 million. Capital expenditures totaled $5.4 million for the period.
GigaMedia continued to maintain a healthy balance sheet during the fourth quarter. Cash, cash equivalents and marketable securities-current were $99.4 million, down from $103.7 million in the third quarter of 2008. Total loans decreased to $15.2 million at the end of the fourth quarter of 2008. The decrease in GigaMedia’s cash position was mainly attributable to loan repayments.
For the Full Year 2008

GIGAMEDIA FY08 CONSOLIDATED FINANCIAL RESULTS
(all figures in US$
thousands, except
per share amounts)	FY08 (unaudited)	FY07 (audited)	Change (%)
Revenues (A)	190,369	151,714	25
Gross Profit (A)	155,195	126,395	23
Income from Operations (A)	38,102	37,420	2
Net Income (A)	44,388	38,890	14
Net Income Per Share, Diluted (A)	$0.74	$0.65	14
Non-GAAP Income from Operations (A) (B)	44,797	38,267	17
Non-GAAP Net Income (A) (B)	43,430	38,053	14
Non-GAAP Net Income Per Share, Diluted (A) (B)	0.72	0.63	14
EBITDA (C)	53,068	44,255	20
Cash, Cash Equivalents and Marketable Securities—Current	99,372	79,917	24

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income from operations, non-GAAP net income and non-GAAP net income per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain other non-cash items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for 2008 increased 25 percent to a record $190.4 million from $151.7 million in 2007, driven by 22 percent growth in GigaMedia’s gaming software business and 39 percent growth in the company’s Asian online games business.
Consolidated gross profit for 2008 increased 23 percent to $155.2 million from $126.4 million in 2007 on revenue growth in the gaming software and Asian online games businesses during the period. Consolidated gross profit margin declined to 81.5 percent in 2008 from 83.3 percent in 2007 as a result of a small decrease in the gross margin of the gaming software business, which more than offset a small increase in the gross margin of the Asian online games business during the period.
Consolidated income from operations for 2008 grew 2 percent to a record $38.1 million from $37.4 million in 2007. Driving the increase in consolidated income from operations were increased revenues from the gaming software and Asian online games businesses, partially offset by a decrease in GigaMedia’s consolidated operating margin to 20.0 percent from 24.7 percent in 2007, resulting from planned increases in selling and marketing expenses, including amortization of expenses related to sponsorship of the World Series of Poker, and increases in general and administrative and product development and engineering expenses in the gaming software and Asian online games business platforms.
Consolidated net income for 2008 increased 14 percent to a record $44.4 million from $38.9 million in 2007.
Non-GAAP measures reported by the company for 2008 are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” for more details.)
Non-GAAP consolidated income from operations was $44.8 million in 2008, up 17 percent from 2007. Non-GAAP consolidated net income in 2008 was $43.4 million, representing an increase of 14 percent over 2007. Non-GAAP basic earnings per share in 2008 were $0.80, a 12 percent increase from 2007. Non-GAAP fully-diluted earnings per share were $0.72, a 14 percent increase from a year ago.
Consolidated EBITDA for 2008 was $53.1 million, up 20 percent from a year ago. Operating cash flow for 2008 was $47.6 million. Capital expenditures totaled $16.7 million for 2008.

Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker, casino, and sports betting gaming software solutions and application services, primarily targeting continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China.
Gaming Software Business

(unaudited, in US$			Change			Change
thousands)	4Q08	4Q07	(%)	4Q08	3Q08	(%)
Revenues	35,060	34,159	3	35,060	34,514	2
Gross Profit	29,197	29,734	-2	29,197	28,977	1
Income from Operations	5,160	9,818	-47	5,160	9,306	-45
Net Income Before Minority Interests	5,312	10,561	-50	5,312	9,379	-43
Net Income	5,319	10,871	-51	5,319	9,626	-45
EBITDA	6,312	10,859	-42	6,312	10,412	-39
The gaming software business delivered continued strong performance in 2008, with solid organic growth driving record revenues. Fourth-quarter results continued to benefit from robust investment in the Everest brand and integration of the poker and casino products on the Everest gaming platform. Despite the global economic downturn, business momentum has continued into 2009. (See, “Business Outlook,” for more details.)
For the Fourth Quarter
Revenues in the gaming software business are traditionally driven by an upturn in online gaming during the fall and winter. During the fourth quarter of 2008, trends in player activity reflected the traditional seasonality. However, the upturn in revenues during the period was softer than usual, showing the impact of the economic downturn in Europe and the depreciation of the euro against the U.S. dollar.
Fourth-quarter revenues in the gaming software business increased 3 percent year-over-year to $35.1 million from $34.2 million and increased 2 percent quarter-over-quarter from $34.5 million.

GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $16.0 million during the fourth quarter of 2008. This represented an increase of 1 percent from $15.8 million in 2007 and a 2 percent decrease from the third quarter of 2008, which totaled $16.4 million. Such revenues are eliminated in consolidation.
Year-over-year revenue growth was driven by solid performance in the poker software business and outstanding results in the casino software business.
Revenues in the poker software vertical were $24.0 million, down 10 percent from the same year-ago period, reflecting the impact of the adverse economic climate in Europe and depreciation of the euro against the U.S. dollar. Fourth-quarter poker software revenues were comparable with the previous quarter and represented 69 percent of the business unit’s total fourth-quarter 2008 revenues. Approximately 184,000 active depositing real-money customers played on the poker platform during the fourth quarter, up 4 percent from the previous quarter. During the quarter, approximately 44,000 new depositing real-money poker players were added, up 15 percent quarter-over-quarter.
Revenues in the casino software vertical were $11.1 million during the fourth quarter, a 50 percent increase from the same period in 2007 and comparable with the previous quarter. Enhancements to GigaMedia’s platform software enabling strong cross-marketing to Everest Poker players contributed to the strong revenue growth during the year.
Fourth-quarter gross profit of $29.2 million was comparable with $29.7 million in 2007 and $29.0 million in the third quarter, in line with revenues recorded during the periods. Gross profit margin decreased slightly year-over-year to 83.3 percent from 87.0 percent in 2007 and was steady quarter-over-quarter. The year-period decrease was due primarily to increased payment processing fees and depreciation of office equipment.
Total fourth-quarter selling and marketing expenses were $18.9 million, up 15 percent from $16.5 million in 2007 and up 33 percent quarter-over-quarter from $14.3 million. The year-over-year increase was attributable to increases in payments to marketing affiliates, as well as increases in sales and marketing headcount and sponsorship of the World Series of Poker. The quarter-over-quarter increase was largely due to amortization expenses related to sponsorship of the World Series of Poker and other advertising activities.
Income from operations decreased 47 percent to $5.2 million from $9.8 million in 2007 and decreased 45 percent quarter-over-quarter from $9.3 million. Operating margins declined year-over-year to 14.7 percent from 28.7 percent in 2007 and from 27.0 percent in the third quarter of 2008. The year-over year decrease was primarily due to increases in sales and marketing, general and administrative, and product development and engineering expenses. The quarter-over-quarter decline in operating margin reflected increased sales and marketing expenses and general and administrative expenses during the period, which more than offset decreased product development and engineering expenses.
Net income declined 51 percent to $5.3 million from $10.9 million in 2007 and decreased 45 percent sequentially from $9.6 million in the third quarter. EBITDA decreased 42 percent year-over-year and 39 percent from the third quarter of 2008 to $6.3 million from $10.4 million. Capital expenditures totaled approximately $3.4 million for the fourth quarter.
For the Full Year 2008
Total revenues for 2008 grew 22 percent to $144.8 million from $119.0 million in 2007, with poker software revenues climbing by 17 percent to $104.5 million from $89.7 million, and casino software revenues increasing 39 percent to $40.2 million from $29.0 million. Income from operations decreased 4 percent to $36.4 million in 2008 from $37.7 million in 2007, primarily due to increased selling and marketing, and product development and engineering expenses related to strengthening and expanding the Everest platform, and a consequent decline in operating margin to 25.1 percent from 31.7 percent year-over-year. Net income for 2008 decreased 2 percent to $36.6 million from $37.5 million in 2007. EBITDA grew 2 percent to $39.5 million from $38.6 million in 2007. Capital expenditures totaled approximately $10.0 million for 2008.
Everest Poker was awarded Poker Operation of the Year for 2008 by industry journal eGaming Review.

Asian Online Games Business

(unaudited, in US$			Change			Change
thousands)	4Q08	4Q07	(%)	4Q08	3Q08	(%)
Revenues	9,523	10,074	-5	9,523	11,177	-15
Gross Profit	6,804	6,847	-1	6,804	8,185	-17
Income from Operations (A)	3,260	1,219	167	3,260	-2,357	NA
Net Income Before Minority Interests (A)	3,861	1,152	235	3,861	-5,142	NA
Net Income (A)	3,417	1,311	161	3,417	-4,287	NA
EBITDA	3,972	2,058	93	3,972	-3,371	NA

(A)	Third-quarter results included certain non-cash items, which significantly affected period results and comparisons. (See GigaMedia’s third-quarter 2008 financial results press release for more details.)
The Asian online games business generated record results in 2008 from continued build-out and integration of its businesses in China and Taiwan. Strong management execution and strategic investments are increasing operating efficiencies and building a deep pipeline of expected hit titles targeting a wide range of gamers. The business enters 2009 well-positioned to accelerate revenue growth significantly, and has recorded strong business momentum in the first quarter. (See, “Business Outlook,” for more details.)
For the Fourth Quarter
Fourth-quarter revenues in the Asian online games business decreased 5 percent to $9.5 million from $10.1 million a year ago and decreased 15 percent from $11.2 million in the previous quarter. The period decreases primarily reflected decreased fourth-quarter revenues in T2CN.
Fourth-quarter revenues of $6.0 million for FunTown were comparable with $6.1 million in 2007 and $6.2 million in the previous quarter. Average monthly active paying accounts were approximately 102,000 during the fourth quarter, down 6 percent from the third quarter, and average monthly revenue per active paying account was $19.59 during the period, up 2 percent quarter-over-quarter. Peak concurrent users were approximately 38,000, an 18 percent decrease from the third quarter, with the variation reflecting aggressive promotions and in-game activities in the third quarter of 2008 during typhoons and surrounding the Beijing Olympics.
Total revenues for T2CN in the period were $3.5 million, representing a 12 percent decrease from $4.0 million in 2007 and a 29 percent decrease from $4.9 million in the third quarter. Revenues were down in the periods primarily due to lower revenues from FreeStyle, which resulted from a hacking issue resolved during the fourth quarter that temporarily compromised the game’s integrity. T2CN’s average monthly active paying accounts were approximately 336,000 during the fourth quarter, down 16 percent from the third quarter, and average monthly revenue per active paying account was $3.45 during the period, down 15 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 111,000, a decrease of 6 percent from the third quarter.
Fourth-quarter gross profit held steady at $6.8 million year-over-year and decreased by 17 percent sequentially from $8.2 million as a result of the quarterly sequential revenue decrease. Gross profit margin increased year-over-year to 71.4 percent from 68.0 percent in 2007, largely attributable to better utilization of bandwidth costs at T2CN. Gross profit margin decreased slightly from 73.2 percent quarter-over-quarter.
Total selling and marketing expenses in the fourth quarter decreased 36 percent to $1.9 million from $2.9 million in 2007 and 43 percent from $3.3 million in the previous quarter. The year-over-year and quarter-over-quarter decreases were primarily due to sequential decreases in mass media promotional/advertising expenses.
Income from operations increased 167 percent from the fourth quarter of 2007 to $3.3 million with a 36 percent decrease in sales and marketing and a 30 percent decrease in general and administrative expenses yielding an increase in operating margin to 34.2 percent from 12.1 percent. Income from operations climbed sharply from a loss of $2.4 million in the third quarter. Excluding non-cash charges that held back third quarter results, income from operations grew 100 percent quarter-over-quarter from $1.6 million and operating margin grew from 14.6 percent.
Net income increased 161 percent to $3.4 million from $1.3 million in 2007 and grew sharply from a loss of $4.3 million in the third quarter of 2008. Year-over-year and quarter-over-quarter results reflected the aforementioned factors impacting income from operations. Excluding non-cash charges recorded during the third quarter of 2008, net income grew 116 percent sequentially from $1.6 million.
EBITDA increased 93 percent to $4.0 million from $2.1 million a year ago and was up from a loss of $3.4 million in the third quarter of 2008. Capital expenditures totaled approximately $1.7 million for the fourth quarter.

For the Full Year 2008
Total revenues for 2008 grew 39 percent to a record $45.6 million from $32.8 million in 2007, with FunTown’s revenues climbing 9 percent to $25.9 million and T2CN increasing 119 percent to $19.7 million from revenues of $9.0 million for the seven months of 2007 from initial consolidation of T2CN in June 2007. Income from operations increased 16 percent to a record $7.8 million from $6.7 million in 2007, due to continued organic revenue growth in FunTown and increased contributions from T2CN, partially offset by a decline in operating margin to 17.0 percent from 20.4 percent a year ago, primarily due to non-cash items recorded during the third quarter of 2008. Net income for 2008 decreased 38 percent to $4.5 million from $7.2 million a year ago. EBITDA decreased 19 percent to $7.8 million from $9.5 million in 2007. Capital expenditure totaled approximately $5.2 million for 2008.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of March 31, 2009. Given potential changes in economic conditions and consumer spending, the evolving nature of gaming software, online games, and various other risk factors, including those discussed in the company’s 2007 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. In the first quarter of 2009, GigaMedia expects revenues to be down approximately 10 percent from the fourth quarter of 2008 due to the serious economic downturn in Europe and continued weakness of the euro against the U.S. dollar.
Asian online games business. The company expects first-quarter 2009 revenues to be up approximately 30 percent from the fourth quarter of 2008 driven by a seasonal uptick and strong promotional campaigns surrounding the Chinese New Year holiday, as well as a rebound in FreeStyle revenues following successful resolution of a fourth-quarter hacking issue.
Given the challenging operating environment, the company is taking appropriate measures to cut costs and improve efficiencies. For full year 2009, the company expects strong top and bottom line growth in its Asian online games business and targets financial results in-line with 2008 levels in its gaming software business.

Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including write-offs related to game licensing, gains and losses on the sale of businesses and discontinued operations, and write-offs recorded by equity method investees. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”). The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release
Full-year and quarterly figures
All 2008 figures and all 2007 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2007 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Consolidated financial results for 2008 benefited from GigaMedia’s investment in T2CN. GigaMedia increased its total equity ownership of T2CN to approximately 58 percent in July 2007 and began to consolidate T2CN financial results with those of the company in June 2007. As a result, consolidated financial results for 2008 periods may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Results from continuing operations
On September 3, 2008, the company sold its legacy cable and corporate Internet service provider (“ISP”) business. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the company has recast the current and past quarterly financial results presented herein to reflect this sale, unless otherwise noted. Results of the legacy cable and corporate ISP business are reported separately as discontinued operations in the consolidated financial statements.
Non-GAAP figures
GigaMedia’s management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results and business outlook. The company’s fourth-quarter non-GAAP financial measures exclude results from discontinued operations representing income of approximately $1.0 million and non-cash share-based compensation expenses of approximately $129 thousand, while full-year 2008 non-GAAP financial measures exclude results from discontinued operations representing income of approximately $9.4 million and non-cash share-based compensation expenses of approximately $2.6 million. GigaMedia’s third-quarter non-GAAP results excluded certain other non-cash items, as previously disclosed.
The company’s non-GAAP financial measures reported herein include non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described above and reconciliations to the corresponding GAAP measures are included at the end of this release.
Conference Call and Webcast
GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on March 31, 2009, which is 8:00 a.m. Eastern Daylight Time on March 31, 2009 in the United States, to discuss the company’s fourth-quarter and full-year 2008 performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and Gigamedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gaming and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2008 and its other filings with the United States Securities and Exchange Commission.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2008	9/30/2008	12/31/2007	12/31/2008	12/31/2007
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Gaming software and service revenues	35,060,369	34,514,493	34,158,749	144,765,094	118,950,398
Online game and service revenues	9,522,810	11,176,804	10,073,723	45,603,844	32,763,689

	44,583,179	45,691,297	44,232,472	190,368,938	151,714,087

Operating costs
Cost of gaming software and service revenues	5,863,314	5,537,104	4,424,939	22,770,102	16,200,663
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of ($12,909), $13,520, ($11,519), $26,796 and $48,446, respectively)	2,719,116	2,991,517	3,154,691	12,404,228	9,118,084

	8,582,430	8,528,621	7,579,630	35,174,330	25,318,747

Gross profit	36,000,749	37,162,676	36,652,842	155,194,608	126,395,340

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $134,589, $124,788, $87,980, $479,878 and $249,901, respectively)	2,617,280	4,041,331	2,569,707	13,454,940	7,337,732
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $82,730, $58,754, $24,716, $244,254 and $142,549, respectively)	20,804,537	17,538,401	19,443,553	74,173,159	60,106,540
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of ($123,567), $701,087, $601,920, $1,954,184, and $1,393,586, respectively)	4,426,403	5,671,824	5,074,722	25,034,795	20,983,596
Bad debt expenses	65,110	2,726,201	141,499	2,904,876	547,831
Impairment loss	175,087	1,349,348	0	1,524,436	0

	28,088,417	31,327,105	27,229,481	117,092,206	88,975,699

Income from operations	7,912,332	5,835,571	9,423,361	38,102,402	37,419,641

Non-operating income (expense)
Interest income	396,424	157,850	475,043	1,460,166	1,409,641
Gain on sales of marketable securities	30,119	0	84,363	372,696	183,620
Interest expense	(178,285)	(268,273)	(209,854)	(975,878)	(547,481)
Foreign exchange gain (loss) — net	184,357	129,137	(204,614)	239,897	(678,278)
Loss on disposal of property, plant and equipment	(213,412)	(5,184)	(55,726)	(253,209)	(101,530)
Loss on equity method investments	(124,765)	(2,884,759)	(192,938)	(3,009,524)	(369,189)
Other	574,326	104,584	405,842	842,462	2,144,350

	668,764	(2,766,645)	302,116	(1,323,390)	2,041,133

Income from continuing operations before income taxes and minority interest	8,581,096	3,068,926	9,725,477	36,779,012	39,460,774
Income tax (expense) income	(59,095)	(179,965)	440,398	(1,069,700)	(401,378)
Minority interest loss (income)	(436,428)	1,101,720	469,992	(756,986)	(1,281,369)

Income from continuing operations	8,085,573	3,990,681	10,635,867	34,952,326	37,778,027
Income from discontinued operations, net of tax	989,017	8,045,707	23,107	9,435,344	1,112,063

Net Income	9,074,590	12,036,388	10,658,974	44,387,670	38,890,090

Earnings per share:
Basic:
Income from continuing operations	0.15	0.07	0.20	0.65	0.72
Income from discontinued operations	0.02	0.15	0.00	0.17	0.02

	0.17	0.22	0.20	0.82	0.74

Fully-diluted:
Income from continuing operations	0.13	0.07	0.18	0.58	0.63
Income from discontinued operations	0.02	0.13	0.00	0.16	0.02

	0.15	0.20	0.18	0.74	0.65

Weighted average shares outstanding:
Basic	54,349,726	54,221,277	53,603,729	54,110,448	52,875,835

Diluted	59,488,973	60,020,643	60,558,257	60,152,422	60,022,034

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	12/31/2008	9/30/2008	12/31/2007
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	95,953,250	91,011,138	68,563,199
Marketable securities — current	3,419,200	12,729,647	11,353,506
Notes and accounts receivable — net	15,187,668	15,088,072	18,291,353
Prepaid expenses	9,906,699	17,591,737	5,614,975
Restricted cash	2,125,122	6,482,857	6,247,308
Other receivables	3,165,985	2,399,725	2,560,909
Other current assets	1,166,166	287,390	2,786,108

Total current assets	130,924,090	145,590,566	115,417,358

Marketable securities — noncurrent	26,041,364	24,017,482	21,017,482
Investments	1,904,591	2,052,002	4,612,226
Property, plant & equipment — net	13,467,974	12,019,301	13,008,487
Goodwill	87,098,458	87,612,567	85,149,279
Intangible assets — net	28,930,122	27,729,409	26,060,034
Prepaid licensing and royalty fees	20,540,351	21,130,128	16,738,665
Other assets	7,886,097	6,044,920	1,861,458

Total assets	316,793,047	326,196,375	283,864,989

Liabilities & shareholders’ equity
Short-term borrowings	15,242,558	29,520,529	33,300,898
Notes and accounts payable	899,274	946,445	1,922,370
Accrued compensation	3,503,266	5,302,853	5,750,272
Accrued expenses	11,344,605	13,320,789	9,150,983
Player account balances	32,827,534	32,922,049	27,136,396
Other current liabilities	12,385,881	15,604,044	14,651,120

Total current liabilities	76,203,118	97,616,709	91,912,039
Other liabilities	3,513,553	498,939	1,477,789

Total liabilities	79,716,671	98,115,648	93,389,828

Minority interests	8,620,655	8,256,097	9,810,258

Shareholders’ equity	228,455,721	219,824,630	180,664,903

Total liabilities & shareholders’ equity	316,793,047	326,196,375	283,864,989

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2008	9/30/2008	12/31/2007	12/31/2008	12/31/2007
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Income from operations
GAAP result	7,912,332	5,835,571	9,423,361	38,102,402	37,419,641
Adjustments:
(a) share-based compensation	80,843	898,149	703,097	2,705,112	1,834,482
(b) bad debt expenses related to the loans to Flagship		2,640,278		2,640,278
(c) write-off of capitalized license costs		1,349,348		1,349,348
(d) indemnification from termination of game licensing					(987,037)

Non-GAAP result	7,993,175	10,723,346	10,126,458	44,797,140	38,267,086

Net income
GAAP result	9,074,590	12,036,388	10,658,974	44,387,670	38,890,090
Adjustments:
(a) share-based compensation	128,901	856,380	664,073	2,612,074	1,728,466
(b) bad debt expenses related to the loans to Flagship		2,640,278		2,640,278
(c) write-off of capitalized license costs		1,123,281		1,123,281
(d) indemnification from termination of game licensing					(920,635)
(e) write off recorded by an equity method investee		2,102,159		2,102,159
(f) (gain) loss from discontinued operations	(989,017)	(8,045,707)	(23,107)	(9,435,344)	(1,112,063)
(g) gain on cancellation of preferred share call options					(533,056)

Non-GAAP result	8,214,474	10,712,779	11,299,940	43,430,118	38,052,802

Basic earnings per share
GAAP result	0.17	0.22	0.20	0.82	0.74
Adjustments	(0.02)	(0.02)	0.01	(0.02)	(0.02)

Non-GAAP result	0.15	0.20	0.21	0.80	0.72

Diluted earnings per share
GAAP result	0.15	0.20	0.18	0.74	0.65
Adjustments	(0.01)	(0.02)	0.01	(0.02)	(0.02)

Non-GAAP result	0.14	0.18	0.19	0.72	0.63

Reconciliation of Net Income to EBITDA

Net income	9,074,590	12,036,388	10,658,974	44,387,670	38,890,090
Depreciation	629,715	616,965	570,471	2,420,325	2,356,520
Amortization	1,035,569	1,294,253	830,934	4,276,633	3,172,969
Interest expense (income)	27,572	143,960	(58,604)	127,561	(591,977)
Tax expense	909,910	332,725	(276,830)	1,855,685	427,498

EBITDA	11,677,356	14,424,291	11,724,945	53,067,874	44,255,100